UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Date: May 28, 2004

                        Commission File Number 001-12510
                                              -----------

                                  ROYAL AHOLD
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
               ---------------------------------------------------
                     (Address of principal executive office)





     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                        No   X
                                ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On May 28, 2004, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that Euronext has decided to give the Company a serious written warning regarding violations of Article 28h of the Euronext Listing and Issuing Rules concerning the period prior to the issuance of a Company press release on February 24, 2003. The Company further announced that such decision was based on the advice of the Euronext Listing and Issuing Rules Advisory Committee which was of the opinion that the Company had violated
Article 28h of the Listing and Issuing Rules by not disclosing the (serious) doubts that had arisen regarding the possibility to consolidate ICA under Dutch GAAP for fiscal year 2002 on or shortly after January 13, 2003, and by not disclosing - at least in general terms - within a few days of learning on February 12, 2003 that an apparently extensive fraud had been detected at U.S. Foodservice.

     In addition, the Company announced that it disagrees with Euronext's decision and the advice of the Euronext Listing and Issuing Rules Advisory Committee. A copy of this press release is attached hereto as Exhibit 99.1.

     This Form 6-K, but not the attached Exhibit 99.1, shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No. 333-80245-01) and the Company's Registration
Statements on Form S-8 (No. 333-09774, No. 333-70636, No. 333-07214, No.
333-07212 and No. 033-41068) and to be a part of such prospectuses from the date of the filing thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       KONINKLIJKE AHOLD N.V.

                                            /s/ H.R. Ryopponen
                                       -----------------------------------------
Date: May 28, 2004                     By:      H.R. Ryopponen
                                       Title:   Executive Vice President and CFO

                                  EXHIBIT INDEX



The following exhibit has been filed as part of this Form 6-K:


Exhibit  Description
-------  -----------

99.1 Royal Ahold press release dated May 28, 2004, announcing Euronext's decision to give the Company a serious written warning and the Company's disagreement with such a decision.